                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                _______________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)

                             CKE Restaurants, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   485636104
                                 (CUSIP Number)

                                Frank P. Willey
                                   President
                       Fidelity National Financial, Inc.
                           2100 Southeast Main Street
                                   Suite 400
                           Irvine, California  92714
                              Tel. (714) 852-9770

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 25, 1995
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.



                             Page 1 of __ Pages

                                  SCHEDULE 13D

CUSIP NO.:  485636104

(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS. No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      / /

         (b)      /x/

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                 / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  497,000

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  497,000

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  497,000

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                            /x/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.65%

(14)     TYPE OF REPORTING PERSON:  CO





                               Page 2 of __ Pages

          The Schedule 13D of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity") with respect to shares of common stock, par value $.01 per share of CKE Restaurants, Inc., a Delaware corporation (the "Fidelity 13D") is hereby amended as set forth below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Fidelity 13D is hereby amended by adding thereto the following:

          During the period between January 18, 1995 and January 25, 1995, Fidelity purchased an aggregate of 241,000 shares of CKE Common Stock with general working capital funds for an aggregate purchase price of $1,589,250 (net of brokerage commissions).




                               Page 3 of __ Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Fidelity 13D is hereby amended by adding thereto the following:

         As of the close of business on January 25, 1995, Fidelity was the direct beneficial owner of 497,000 shares of CKE Common Stock, which constitutes 2.65% of the outstanding shares of CKE Common Stock (based on 18,770,221 shares of CKE Common Stock outstanding as of January 4, 1995, as reported to Fidelity by the Company). Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares of CKE Common Stock. Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of CKE Common Stock. Transactions in CKE Common Stock by Fidelity effected in the past 60 days are described in Schedule I hereto, which schedule is hereby incorporated by reference. All such transactions were effected by Fidelity in the open market on the NASDAQ National Market System.





                               Page 4 of __ Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 1995


                                          Fidelity National Financial, Inc.



                                          By:  /s/ Frank P. Willey
                                               ----------------------------
                                               Name:   Frank P. Willey
                                               Title:  President





                               Page 5 of __ Pages

                                                                     SCHEDULE I


                     Schedule of Transactions in the Shares


                                No. of Shares                Price Per
      Date                        Purchased                    Share
      ----                      -------------                ---------
   12/30/94                        58,500                     $7.000
   12/30/94                        11,500                      6.875
   01/03/95                        20,000                      7.000
   01/03/95                           200                      6.875
   01/04/95                         4,400                      6.875
   01/05/95                        54,900                      7.000
   01/05/95                           500                      6.875
   01/06/95                        41,000                      7.000
   01/06/95                        50,000                      6.750
   01/09/95                        10,300                      7.000
   01/09/95                         1,000                      6.750
   01/11/95                         3,700                      7.000
   01/18/95                         4,000                      7.000
   01/18/95                        50,000                      6.875
   01/23/95                         9,000                      6.625
   01/24/95                         1,000                      6.625
   01/25/95                         6,000                      6.625
   01/25/95                       171,000                      6.500





                              Page 6 of __ Pages